SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Resolutions – Ordinary and Extraordinary General Meeting

Rio de Janeiro, Centrais Elétricas Brasileiras S/A – Eletrobras informs that the shareholders present at the Ordinary and Extraordinary General Meeting held on this date have resolved to:

Matters pertaining to the Ordinary General Assembly

1.                Approve, by majority, the management accounts, the Management Report, and the Company's Complete Annual Financial Statements for the fiscal year ended December 31, 2024;

2.                Approve, by majority, the Company's management proposal for the allocation of the results for the fiscal year ended December 31, 2024, and the distribution of dividends; and

3.                Approve, by majority, the waiver for the Board of Directors candidate, José João Abdalla Filho, from the requirements set forth in Article 147, §3º, of Law No. 6,404, of December 15, 1976, as amended;

Considering that the Conciliation Agreement was approved at the Extraordinary General Assembly held on April 29, 2025 ("Conciliation Agreement"), as well as that preferred shareholders elect a candidate through a separate election and a valid request for the adoption of cumulative voting for the general election was made by ordinary shareholders, the election of members of the Board of Directors was carried out as follows:

4.                Within the scope of the separate election pursuant to the Conciliation Agreement, approve the election of the following members to the Board of Directors, with a unified term of 2 (two) years:

•	Mr. Mauricio Tolmasquim to serve as a full member;
•	Mr. Silas Rondeau to serve as a full member; and
•	Mr. Nelson Hubner to serve as a full member.

5.                Within the scope of the separate election by preferred shareholders, approve the election of the following members to the Board of Directors, for a unified term of two (2) years:

•	Mr. Pedro Batista de Lima Filho to serve as a full member.

6.                Within the scope of the general election by common shareholders through the multiple voting process, approve the election of the following members to the Board of Directors, for a unified term of two (2) years:

•	Mr. Vicente Falconi Campos to serve as an independent member;
•	Ms. Ana Silvia Corso Matte to serve as an independent member;

•	Mr. Felipe Villela Dias to serve as an independent member;
•	Ms. Marisete Fátima Dadald Pereira to serve as an independent member;
•	Mr. Carlos Márcio Ferreira to serve as an independent member; and
•	Mr. José João Abdalla Filho to serve as an independent member.

7.                A request to install the Fiscal Council was submitted by shareholders holding the legal quorum required for such request.

Considering the installation of the Fiscal Council, the approval of the Conciliation Agreement, the right of preferred shareholders to elect a candidate in a separate election, and the majority vote election by common shareholders, the election of the members of the Fiscal Council was carried out as follows:

8.	Approve, by majority vote, the composition of the Fiscal Council with five (5) regular members and an equal number of alternate members;

9.                Within the scope of the separate election pursuant to the Settlement Agreement, record the vacancy of the position of regular member and approve the election of Mr. Regis Anderson Dudena as an alternate member of the Fiscal Council.

10.             Within the scope of the separate election by preferred shareholders, approve the election of the following members to the Fiscal Council, for a unified term until the Annual General Meeting of 2026:

•	Mr. Gisomar Francisco de Bittencourt Marinho as a regular member, and Mr. Paulo Roberto Franceschi as his respective alternate.

11.             Within the scope of the majority vote election by common shareholders, approve the election of the following members to the Fiscal Council, for a unified term until the Annual General Meeting of 2026:

•	Sra. Cristina Fontes Doherty as a regular member, and Ms. Alessandra Eloy Gadelha as his respective alternate.;
•	Mr. José Raimundo dos Santos as a regular member, and Paulo Roberto Bellentani Brandão as his respective alternate.;
•	Mr. Carlos Eduardo Teixeira Taveiros as a regular member, and Ms. Rochana Grossi Freire, as his respective alternate..

12.             Approve, by majority vote, the annual overall compensation of the officers, the external members of the advisory committees to the Board of Directors, and the members of the Fiscal Council for the fiscal year 2025.

Matters Pertaining to the Extraordinary General Meeting

1.                Approve, by majority vote, the incorporation of Eletropar into Eletrobras, pursuant to the Management Proposal, and the consequent amendment to the Company’s Bylaws to modify the caput of Article 4, due to the increase in the Company’s share capital resulting from the merger;

2.                Approve, by majority vote, subject to the approval of the competent authority, the amendment of paragraph 5 of the current Article 25 of the Bylaws to provide for a new tie-breaking rule within the Board of Directors;

3.                Approve, by majority vote, subject to the approval of the competent authority, the amendments to the Company’s Bylaws: amendment of (i) paragraph 2 of the current Article 28, to reduce the minimum number of independent candidates from six (6) to five (5); and (ii) paragraph 4 of the current Article 28, to include criteria for assessing the independence of members of the Board of Directors;

4.                Approve, by majority vote, subject to the approval of the competent authority, the amendment to the current Article 43 of the Bylaws to make the Fiscal Council a permanent body and to establish its composition as five (5) regular members and their respective alternates; and

5.                Approve, by majority vote, the consolidation of the Company’s Bylaws, reflecting all amendments approved by the shareholders at this Meeting, and authorize the Board of Directors to take the necessary administrative measures to implement the consolidated version of the Bylaws hereby approved.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.